UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 8)

SPARK THERAPEUTICS, INC.

(Name of Subject Company)

022019 MERGER SUBSIDIARY, INC.

(Offeror)

A Wholly Owned Subsidiary of

ROCHE HOLDINGS, INC.

(Parent of Offeror)

(Names of Filing Persons—Offeror)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

84652J103

(Cusip Number of Class of Securities)

Dr. Sean A. Johnston

Roche Holdings, Inc.

1 DNA Way, MS #24,

South San Francisco, CA 94080

Telephone: (650) 225-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams, Esq.

Brian Wolfe, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,805,265,563.50	$582,398.19
*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Value was calculated by adding (i) the product of (A) 38,053,350 outstanding shares (“Shares”) of common stock of Spark Therapeutics, Inc., of which 8,750 were restricted shares and (B) $114.50 (the “Offer Price”); (ii) the product of (A) 4,157,775 Shares subject to issuance pursuant to Spark Stock Options granted and outstanding under the Spark Equity Incentive Plans and (B) $71.74, which is the difference between the $114.50 per share tender offer price and $42.76, the average weighted exercise price of such options (all of which are “in-the-money”); (iii) the product of (A) outstanding restricted stock units in respect of 1,287,829 Shares subject to such restricted stock units (with any applicable performance conditions deemed to be achieved at maximum performance) and (B) the Offer

Price; and (iv) the product of (A) 21,151 Shares which are estimated to be subject to outstanding purchase rights under the 2015 Employee Stock Purchase Plan (assuming that the closing price per Share as reported on the NASDAQ Global Select Market on the last day of the offering period in effect under the 2015 Employee Stock Purchase Plan on May 31, 2019 was equal to the Offer Price) and (B) the Offer Price.

The foregoing figures have been provided by Spark Therapeutics, Inc. to the Offeror and Parent of Offeror and are as of February 28, 2019, the most recent practicable date.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act, by multiplying the Transaction Valuation by 0.0001212.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$582,398.19	Filing Party:	Roche Holdings, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	March 7, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 8 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission on March 7, 2019 (as it may be amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by 022019 Merger Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.001 per share of Spark Therapeutics, Inc., a Delaware corporation (“Spark”), at $114.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2019, and in the related Letter of Transmittal, copies of which are incorporated by reference to Exhibits (a)(1)(i) and (a)(1)(ii), respectively, of the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All information contained in the Offer to Purchase and the related Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment have the meanings given to such terms in the Offer to Purchase.

Items 1 through 9; and Item 11.

1.       The information within the first paragraph set forth in the “Summary Term Sheet” of the Offer to Purchase is hereby amended by inserting “together with any amendments or supplements thereto,” immediately before “the ‘Merger Agreement’” where such words and punctuation appear therein.

2.       The information within the response to the question “Is there an agreement governing the offer?” as set forth in the “Summary Term Sheet” of the Offer to Purchase is hereby amended to add the following as a new second sentence therein.

“In addition, on July 5, 2019, Spark, Parent and Purchaser entered into Amendment No. 1 to the Agreement and Plan of Merger (the “First Amendment”), which amended certain terms of the Agreement and Plan of Merger, dated February 22, 2019, as further noted herein.”

3.       The information within the response to the question “Can the Offer be extended and under what circumstances?” as set forth in the “Summary Term Sheet” of the Offer to Purchase is hereby amended by replacing the words and punctuation “January 31, 2020” where they appear therein with the words and punctuation “April 30, 2020 pursuant to the terms of the First Amendment”.

4.       The information within the third paragraph set forth in the “Introduction” of the Offer to Purchase is hereby amended by inserting “together with any amendments or supplements thereto,” immediately before “the ‘Merger Agreement’” where such words and punctuation appear therein.

5.       The information within the third paragraph set forth in Section 1—Terms of the Offer” is hereby amended by replacing the words and punctuation “January 31, 2020” where they appear therein with the words and punctuation “April 30, 2020 pursuant to the terms of the First Amendment”.

6.       The information set forth in the first sentence of Section 13—“The Transaction Documents—The Merger Agreement” of the Offer to Purchase is hereby amended and restated and replaced by the sentences set forth below.

“The following summary description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. A copy of the Agreement and Plan of Merger, dated as of February 22, 2019, by and among Spark, Parent and Purchaser has been included by Purchaser as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO, and a copy of the First Amendment has been included by Purchaser as Exhibit (d)(3) to the Tender Offer Statement on Schedule TO, each of which is incorporated herein by reference.”

7.       The information set forth in Section 13—“The Transaction Documents—Extensions of the Offer” of the Offer to Purchase is hereby amended by replacing the words and punctuation “January 31, 2020” where they appear therein with the words and punctuation “April 30, 2020 pursuant to the terms of the First Amendment”.

8.       The information set forth in Section 13—“The Transaction Documents—Termination” of the Offer to Purchase is hereby amended by replacing the words and punctuation “January 31, 2020” where they appear therein with the words and punctuation “April 30, 2020 pursuant to the terms of the First Amendment” and by replacing the words and punctuation “other order” where they appear therein with the words and punctuation “other law, order or legal proceeding”.

9.       The information set forth in Section 16—“Certain Legal Matters; Regulatory Approvals—Litigation Related to the Merger” of the Offer to Purchase is hereby amended and restated in its entirety and replaced by the paragraphs set forth below.

As of April 26, 2019, we are aware of three lawsuits pending in the United States District Court for the District of Delaware, two of which are putative class action lawsuits, and one lawsuit pending in the United States District Court for the Southern District of New York, challenging the disclosures concerning the transactions contemplated by the Merger Agreement, filed by purported Spark stockholders against various combinations of Spark, the members of the Spark Board, Parent and Purchaser. The actions are captioned Wang v. Spark Therapeutics, Inc., et al., Case No. 1:19-cv-00479, Kent v. Spark Therapeutics, Inc., et al., Case No. 1:19-cv-00485, Newman v. Spark Therapeutics, Inc., et al., Case No. 1:19-cv-00528 and Gomez v. Spark Therapeutics, Inc., et al., Case No. 1:19-cv-02487. The complaints generally allege, among other things, that the defendants violated various combinations of Sections 14(d), 14(e), and 20(a) of the Exchange Act, and Rule 14d-9 promulgated thereunder, by failing to disclose purportedly material information in the Schedule 14D-9 filed with the SEC in connection with the Offer. The complaints seek, among other things, to enjoin the expiration of the Offer and/or consummation of the transactions contemplated by the Merger Agreement, or in the event that an injunction is not awarded, unspecified money damages, and an award of attorney’s fees and costs. On April 18, 2019, a complaint captioned Grant v. Bennett, et al., Case No. 1:19-cv-02615 (the “Grant Complaint”) was filed in the United States District Court for the Northern District of Illinois against certain trustees at the University of Pennsylvania, Spark and Parent, alleging intellectual property infringement and false claims by the trustees and seeks, among other relief, to enjoin the licensing of all adeno-associated virus patents by the University of Pennsylvania to Spark and the consummation of the transactions contemplated by the Merger Agreement. On June 25, 2019, the Court dismissed the Grant Complaint with prejudice, for lack of prosecution of the case due to plaintiff’s failure to respond to Spark’s motion to dismiss the complaint. Parent and Purchaser believe that the actions are without merit and intend to defend vigorously against all such claims. The full complaints are attached hereto as Exhibits (a)(5)(x), (a)(5)(xi), (a)(5)(xii), (a)(5)(xiii) and (a)(5)(xvii) respectively.

Lawsuits arising out of or relating to the Offer, the Merger or any other transactions referenced herein may be filed in the future.

Item 12. Exhibits.

Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented by adding the following Exhibits to the List of Exhibits:

Exhibit No.	Description

(a)(5)(xxii)*	Email sent to Spark Therapeutics, Inc. employees from Dr. Severin Schwan, CEO of Roche group, dated July 8, 2019.
(d)(3)*	Amendment No. 1 to Agreement and Plan of Merger, dated July 5, 2019, by and among Roche Holdings, Inc., 022019 Merger Subsidiary, Inc. and Spark Therapeutics, Inc.

*	Filed herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2019

022019 MERGER SUBSIDIARY, INC.

By:	/s/ Bruce Resnick
Name: Bruce Resnick
Title: President

ROCHE HOLDINGS, INC.

By:	/s/ Bruce Resnick
Name: Bruce Resnick
Title: Vice President

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated as of March 7, 2019.
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Summary Advertisement as published in the Wall Street Journal on March 7, 2019.
(a)(5)(i)	Media Release issued by Spark Therapeutics, Inc. dated February 25, 2019 (incorporated by reference to Exhibit 99.1 of the Spark Therapeutics, Inc. Current Report on Form 8-K (File No. 001-36819) filed with the Commission on February 25, 2019).
(a)(5)(ii)	Email sent to Spark Therapeutics, Inc. employees from Jeffrey Marrazzo, CEO of Spark Therapeutics, Inc., dated February 25, 2019 (incorporated by reference to the Spark Therapeutics, Inc. Solicitation/Recommendation Statement on Form 14D-9 (File No. 005-88577) filed with the Commission on February 25, 2019).
(a)(5)(iii)	Spark Therapeutics, Inc. Current Report on Form 8-K dated February 25, 2019 (incorporated by reference to the Spark Therapeutics, Inc. Current Report on Form 8-K (File No. 001-36819) filed with the Commission on February 25, 2019).
(a)(5)(iv)	Social media post by Spark Therapeutics, Inc. on www.twitter.com (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 25, 2019).
(a)(5)(v)	Social media post by Jeffrey D. Marrazzo, the Company’s Chief Executive Officer, on www.twitter.com (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 25, 2019).
(a)(5)(vi)	Q&A provided to employees of Spark Therapeutics, Inc. on February 25, 2019 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 25, 2019).
(a)(5)(vii)	Media Release issued by Roche Holdings, Inc. dated February 25, 2019 (incorporated by reference to Exhibit 99.1 of the first Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on February 25, 2019).
(a)(5)(viii)	Key Messages and Q&A dated February 25, 2019 (incorporated by reference to Exhibit 99.2 of the first Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on February 25, 2019).
(a)(5)(ix)	Roche Press Release announcing the commencement of the Offer, dated as of March 7, 2019.
(a)(5)(x)	Complaint filed as of March 7, 2019 (Wang v. Spark Therapeutics, Inc., et al., Case No. 1:19-cv-00479).
(a)(5)(xi)	Complaint filed as of March 11, 2019 (Kent v. Spark Therapeutics, Inc., et al., Case No. 1:19-cv-00485).
(a)(5)(xii)	Complaint filed as of March 18, 2019 (Newman v. Spark Therapeutics, Inc., et al., Case No. 1:19-cv-00528).

Exhibit No.	Description
(a)(5)(xiii)	Complaint filed as of March 20, 2019 (Gomez v. Spark Therapeutics, Inc., et al., Case No. 1:19-cv-02487).
(a)(5)(xiv)	Media Release issued by Roche Holdings, Inc., dated April 3, 2019.
(a)(5)(xv)	Withdrawal and Refiling Q&A dated April 3, 2019.
(a)(5)(xvi)	Media Release issued by Roche Holdings, Inc., dated April 26, 2019.
(a)(5)(xvii)	Complaint filed as of April 18, 2019 (Grant v. Bennett, et al., Case No. 1:19-cv-02615).
(a)(5)(xviii)	Withdrawal and Refiling Q&A dated April 26, 2019.
(a)(5)(xix)	Media Release issued by Roche Holdings, Inc., dated May 14, 2019.
(a)(5)(xx)	Second Request Q&A dated June 10, 2019.
(a)(5)(xxi)	Media Release issued by Roche Holdings, Inc., dated June 10, 2019.
(a)(5)(xxii)*	Email sent to Spark Therapeutics, Inc. employees from Dr. Severin Schwan, CEO of Roche group, dated July 8, 2019.
(c)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of February 22, 2019, by and among Spark Therapeutics, Inc., Roche Holdings, Inc. and 022019 Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.1 of the Spark Therapeutics, Inc. Current Report on Form 8-K (File No. 001-36819) filed with the Commission on February 25, 2019).
(d)(2)	Confidentiality Agreement, dated as of October 9, 2018, between Roche Holdings, Inc. and Spark Therapeutics, Inc.
(d)(3)*	Amendment No. 1 to Agreement and Plan of Merger, dated July 5, 2019, by and among Roche Holdings, Inc., 022019 Merger Subsidiary, Inc. and Spark Therapeutics, Inc.
(e)	Not applicable.
(f)	Section 262 of the Delaware General Corporation Law (included as Schedule II to the Offer to Purchase previously filed as Exhibit (a)(1)(i)).
(g)	Not applicable.
(h)	Not applicable.
* Filed herewith